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                           July 18, 2023

       Justin De Four
       Chief Executive Officer
       Blue Heaven Coffee, Inc.
       304 South Jones Boulevard
       Unit 8925
       Las Vegas, NV 89107

                                                        Re: Blue Heaven Coffee,
Inc.
                                                            Post-Qualification
Amendment No. 1 to
                                                            to Offering
Statement on Form 1-A
                                                            Filed July 12, 2023
                                                            File No. 024-12248

       Dear Justin De Four:

                                                        This is to advise you
that we do not intend to review your amendment.

               We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have
       FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

               We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Nicholas
Nalbantian at 202-551-7470 with any questions.





                           Sincerely,


                           Division of Corporation Finance

                           Office of Trade & Services
       cc:                                              Eric Newlan